Exhibit 99.1

16 November 2021

Exodus Reports Third Quarter 2021 Results
Reports YTD Revenue of $69.4 million, an increase of 407% over the prior year

Exodus Movement, Inc. (tZERO: EXOD), (“the Company” or “Exodus”) the leading non-custodial cryptocurrency software platform, today announced its fiscal 2021 results for the third quarter ended September 30, 2021. The Company reported third quarter revenue of $18.1 million, an increase of 155% year-over-year, and quarterly earnings of $0.32 per diluted share.

Third Quarter 2021 Financial Highlights

In USD millions, except percentages and per share amounts	Q3 2021	Q3 2020	% Change	YTD 2021	YTD 2020	% Change
Total Revenue	18.1	7.1	155%	69.4	13.7	407%
Total Cost of Revenues	6.9	2.0	245%	16.4	6.3	162%
Operating Expenses	4.7	1.8	163%	16.3	3.7	345%
Income from Operations	6.5	3.3	97%	36.6	3.8	875%
Operating Margin	36%	47%		53%	27%
Net Income	9.2	3.1		29.7	4.2
Diluted Earnings Per Share	$0.32	$0.14		$1.10	$0.20

“We made history in the third quarter with the launch of Exodus shares on the tZERO marketplace,” said JP Richardson, CEO and co-founder of Exodus. “We are the first to digitally represent our common stock on the blockchain and make it available for public investment. This important step aligned with the ethos of Exodus; we envision a future where you have control over your assets and stocks, and in the third quarter, we brought this vision to life.”

“The third quarter and year-to-date financial results reflect the power of beautifully designed software that allows users to experience crypto all-in-one place. YTD total revenues have more than tripled our 2020 full year results and we continue to add users as we improve and add functionality to our platform. We are building Exodus as the go-to platform for experiencing all that decentralized finance has to offer, supported by world-class customer service.”

Third Quarter Operational and Other Financial Highlights

●	Exchange provider processed volume - $1.0 billion, up 206% from Q3 2020. Bitcoin and Ethereum continue to be the top assets traded at 19% and 14% of volume, respectively.
●	Exodus monthly active users[1] - 902,986, up 240% from 265,377 in Q3 2020.
●	Adjusted EBITDA[2] - $6.8 million, up 106% from $3.3 million in Q3 2020.
●	Digital assets and cash - $128.7 million, including $57.5 million in bitcoin and $50.4 million in U.S. Dollar Coin as of September 30, 2021.
●	Full-time equivalent employees - 200, an increase from 176 at Q2 end.
●	Customer response time - median response time of less than 10 minutes.

“Our financial and operating results continue to eclipse prior year results,” said James Gernetzke, CFO of Exodus. “Though we did see a softening in total exchange volume with the downturn in crypto markets early in the third quarter, we witnessed a rebound in exchange activity in September that has continued through October. Exodus headed into the fourth quarter with strong momentum, and we are on-track to deliver over $90 million in total revenue this year.”

“As recently announced, we are initiating a $2 million share repurchase program. We expect to repurchase shares in the open market at a price of up to $55 per share. We continue to invest aggressively in our growth projects, and given our well-funded balance sheet, now is the right time to return value to shareholders in the form of a buyback.”

Live Webcast Details

Exodus will provide a live webcast of its third quarter 2021 fiscal results beginning at 4 p.m. EST on November 17, 2021 at www.exodus.com. Investors may also access the live webcast by using this link.

Questions for Exodus Management related to the third quarter can be submitted via e-mail at investors@exodus.com in advance of the live webcast.

Contact

Customer Support
support@exodus.com

Press
Ryan Dennis
Ryan.Dennis@exodus.com
+1 (727) 697-7626

1 Monthly active users as of September 30, 2021.
2 Non-GAAP metric. See footnotes at the end of this release.

Exodus
exodus@5wpr.com

Investor Relations
Allysa Howell
investors@exodus.com
+1 (720) 484-1147

About Exodus

Exodus is on a mission to empower half the world to exit the traditional finance system by 2030. Founded in 2015, Exodus is a multi-asset software wallet that removes the geek requirement and keeps design a priority to make cryptocurrency and digital assets easy for everyone. Available for desktop and mobile, Exodus allows users to secure, manage and exchange cryptocurrencies like Bitcoin, Ethereum, and more across an industry-leading 10,000+ asset pairs from a beautiful, easy-to-use wallet. The non-custodial functionality is encrypted locally on users' own devices, ensuring privacy, security and complete control over their wealth. For more info visit exodus.com.

Disclosure Information

Exodus uses the following as means of disclosing material nonpublic information and for complying with disclosure obligations under Regulation FD: websites exodus.com/investors and exodus.com/blog; press releases; public videos, calls and webcasts; and social media: Twitter (@exodus_io and JP Richardson's feed @jprichardson), Facebook, LinkedIn, and YouTube.

Non-GAAP Financial Measure

Earnings before interest, taxes and depreciation and amortization and Adjusted earnings before interest, taxes and depreciation and amortization

In addition to our results determined in accordance with U.S. generally accepted accounting principles (GAAP), we believe Adjusted EBITDA, a non-GAAP measure, is useful in evaluating our operating performance. We use Adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that Adjusted EBITDA may be helpful to investors because it provides consistency and comparability with past financial performance. However, Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP measures, including Adjusted EBITDA, differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

A reconciliation of Adjusted EBITDA to net income can be found below in the table captioned “Reconciliation of Net Income to Adjusted EBITDA.” Investors are encouraged to review the related GAAP financial measures and the reconciliation of Adjusted EBITDA to its most directly comparable GAAP financial measure, and not to rely on any single financial measure to evaluate our business. We calculate Adjusted EBITDA as net income, adjusted to exclude provision for or benefit from income taxes, depreciation and amortization, interest expense, crypto asset borrowing costs, stock-based compensation expense, impairment, unrealized gain or loss on foreign exchange, fair value gain or loss on derivatives, non-recurring legal reserves and related costs, and other loss, net.

The Company believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. Management’s determination of the components of Adjusted EBITDA are evaluated periodically and based, in part, on a review of non-GAAP financial measures used by industry analysts. Net income (loss) attributable to Exodus stockholders is reconciled to EBITDA and Adjusted EBITDA as follows:

Reconciliation of Net Income to Adjusted EBITDA

In USD millions	3Q21	2Q21	3Q20
Net income	$9.2	$5.8	$3.1
Income tax expense / (benefit)	1.8	0.7	(0.3)
Interest expense	-	-	-
Interest income	-	(0.2)	-
Depreciation and Amortization	0.2	0.2	0.5
EBITDA	$11.2	$6.5	$3.3
Gain on digital assets	(10.0)	(3.6)	(0.1)
Impairment of digital assets	5.4	11.6	0.1
Stock-based compensation	0.2	-	-
Adjusted EBITDA	$6.8	$14.5	$3.3

Forward-Looking Statements

This communication contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us as of the date hereof. In some cases, you can identify forward-looking statements by the following words: "will," "expect," "would," "intend," "believe," or other comparable terminology. Forward-looking statements in this document include, but are not limited to, quotations from management regarding confidence in our products, services, business trajectory and plans, certain business metrics, including anticipated revenues and net income for the year and, in particular, through the third quarter of 2021, and the timing, means and amount of anticipated stock repurchases. These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and may cause actual results or performance to be materially and adversely different.

Factors that might cause such a difference include, but are not limited to:

●
the impact of the COVID-19 pandemic on the health and safety of our employees, users, as well as the physical and economic impacts of the various recommendations, orders, and protocols issued by local and national governmental agencies in light of continual evolution of the pandemic, including any periodic reimplementation of preventative measures in various global locations;

●
difficulties predicting user behavior and changes in user spending habits as a result of, among other things, prevailing economic conditions, levels of employment, salaries and wages, inflation and consumer confidence, particularly in light of the pandemic and as pandemic-related restrictions are eased regionally and globally;

●	unexpected or rapid changes in the growth or decline of our domestic and/or international markets;

●	increasing competition from existing and new competitors;

●	rapidly evolving and groundbreaking advances that fundamentally alter the digital asset and cryptocurrency industry;

●	continued compliance with regulatory requirements;

●	volatility in the price of cryptocurrencies, such as Bitcoin, and other digital assets;

●
the possibility that the development and release of new products or enhancements to existing products do not proceed in accordance with the anticipated timeline or may themselves contain bugs or errors requiring remediation and that the market for the sale of these new or enhanced products may not develop as expected;

●	the risks relating to our ability to sustain or increase profitability or revenue growth in future periods (or minimize declines) while controlling expenses;

●	the compromise of user data for any reason;

●	foreign operational, political and other risks relating to our operations; and

●	the loss of key personnel, labor shortages or work stoppages.

More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the "Risk Factors" and "Management's Discussion & Analysis" sections of our offering statement on Form 1-A. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.